April 6, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Minnesota Life Insurance Company
	Minnesota Life Individual Variable Universal Life Account
	File:  333-144604

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the "Company") and Minnesota Life Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statement referenced above (the "Registration Statement"). The letter responds to verbal comments received by the Company from the staff of the Securities and Exchange Commission ("SEC") on March 30, 2016 and provides supplemental information regarding changes the Company is making to the Variable Universal Life Insurance Policy (the "Policy") described in the prospectus to the Registration Statement. Those changes will be disclosed in a prospectus included in post-effective amendment No. 25 to the Registration Statement.

Below are responses to the SEC staff's comments. For the SEC staff's convenience, each of the SEC staff's comments is set forth below, and then the response follows.

* * * * * * * * *

1. Fee Table (p. 6)

The Fee Tables contain significant explanatory footnotes which obscure the cost data. Please condense or remove lengthy narrative from the Fee Table footnotes so that investors are better able to ascertain the pertinent cost data.

Response:

In response to the SEC Staff comment, the Fee Table footnotes have been revised, where appropriate, to remove duplicative language found elsewhere in the Registration Statement. Additionally, where appropriate, language was moved from the Fee Table footnotes to the body of the Registration Statement.

2.  Fund Operating Expenses.   (p. 14)   Please remove comment "To be filed
by subsequent amendment", and replace with the minimum and maximum expenses.

Response:

In response to the SEC Staff comment, the comment has been replaced with the minimum and maximum Fund Operating Expenses.

3.  Money Market Fund Disclosure (e.g., p. 18)

Please correct the parenthetical in the disclosure to state compliance with the regulation is required by October 2016, rather than its effective date.

Response: The parenthetical in the footnote has been corrected to state "(compliance required by October 2016)."


* * * * * * * * *
The Company believes that the changes noted above satisfy all of the SEC staff's comments. When the Company receives notice from the SEC Staff that it should proceed with the filing of its pre-effective amendment, all of the above proposed changes will be incorporated into post-effective amendment No. 25 to the Registration Statement. If there are additional questions or comments, please contact the undersigned at (651) 665-6571.

Very truly yours,

/s/ Alison J. Schmoock

Alison J. Schmoock
Attorney